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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-11532
                                                         CUSIP Number: 92326Q106


(CHECK ONE):        [  ] Form 10-K or     [  ] Form 11-K      [  ] Form 20-F     [ X ] Form 10-Q or     [  ] Form N-SAR
                       Form 10-KSB                                                   Form 10-QSB

For Period Ended           December 31, 2001
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
                   [  ] Transition Report on Form 10-K or Form 10-KSB
                   [  ] Transition Report on Form 20-F
                   [  ] Transition Report on Form 11-K
                   [  ] Transition Report on Form 10-Q or Form 10-QSB
                   [  ] Transition Report on Form N-SAR
                   For the Transition Period Ended________________________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

PART I - REGISTRANT INFORMATION

Venture Catalyst Incorporated
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

591 Camino De La Reina, Suite 418
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Address of Principal Executive Office (Street and Number)

San Diego, California  92108
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]            (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is in the process of discussing with its audit committee and its outside independent accountants whether to record an additional loss in connection with its current consulting agreement with the Barona Group of Capitan Grande Band of Mission Indians. If a decision is made to record an additional loss, additional disclosure would be required in the narrative portions of the Form 10-QSB, our financial statements and in footnotes to the financial statements. As a result, the Company is unable to file its Form 10-QSB on the prescribed due date without unreasonable effort or expense.

                        (Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Kevin McIntosh                  858                    385-1000
     ---------------------           ----------            ---------------------
     (Name)                          (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X]  Yes   [ ]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Exhibit A attached hereto.
     -------------------------------------------------------------------------

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================================================================================

                         Venture Catalyst Incorporated
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  February 14, 2002        By: /S/ KEVIN MCINTOSH
       -------------------         ---------------------------------------------
                                        Kevin McIntosh
                                        Senior Vice President, Chief Financial
                                        Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

__________________________________ATTENTION____________________________________

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
_______________________________________________________________________________

                                  Exhibit A to
                                  Form 12b-25

We expect a significant change in our results from operations for the three and six months ended December 31, 2001 as compared to the same periods ended December 31, 2000. Set forth below is information relating to the revenues and certain costs for the applicable periods. The resolution of whether to include an additional loss in connection with the Barona consulting agreement may result in a material increase in costs disclosed.

Results for the Three Months Ended December 31, 2001
----------------------------------------------------

Consolidated revenues for the three months ended December 31, 2001 were zero as compared to $2,008,000 during the same period last year. Revenues for services provided to the Barona Tribe for the current period were zero as compared with $1,553,000 earned during the same period last year. Although revenues at the Barona Casino exceeded expenses for the three month period ended December 31, 2001, the level of revenues were not sufficient under the formula used to calculate our consulting fee to offset the effect of the significant capital, construction, interest and operating expenses incurred at the Barona Casino. These expenses primarily relate to the completion of Barona Casino's interim expansion, the expenses associated with the ongoing development of the Barona Valley Ranch and the increase of debt by the Barona Tribe for use in the expansion project. As previously reported, based upon financial projections provided to us by the Barona Casino in August 2001, we believe that based upon the current formula for calculating our compensation under the consulting agreement, no consulting fees will be paid to us under the existing agreement through March 2004, the end of the term of the consulting agreement.

Revenues for services provided to clients other than the Barona Tribe for the three months ended December 31, 2001 were zero as compared to $455,000 earned during the same period last year. This decrease is the result of our decision to restructure our business and realign our operations to focus solely on the Native American gaming industry. Our decision, made in the second quarter of the fiscal year ended June 30, 2001, was in response to the reduction in demand for our technology and Internet services.

During the three months ended December 31, 2001, cost of services decreased 44% to $1,168,000 from $2,103,000 and general operating and administrative expenses decreased 62% to $859,000 from $2,253,000 during the same period last year. Amortization of intangible assets and stock-based compensation decreased 98% to $9,000 from $398,000. Other net losses during the current period were $58,000, primarily as a result of a loss recorded to fully reduce the carrying value of our investment in Watchnet, Inc.

Results for the Six Months Ended December 31, 2001
--------------------------------------------------

Consolidated revenues for the six months ended December 31, 2001 were zero as compared to $8,563,000 during the same period last year. Revenues for services provided to the Barona Tribe in the current period were zero as compared with $6,869,000 earned during the same period last year. Although revenues at the Barona Casino exceeded expenses for the six month period ended December 31, 2001, the level of revenues were not sufficient under the formula used to calculate our consulting fee to offset the effect of the significant capital, construction, interest and operating expenses incurred at the Barona Casino.

Revenues for services provided to clients other than the Barona Tribe for the six months ended December 31, 2001 were zero as compared to $1,694,000 earned during the same period last year, as a result of our decision to restructure our business and realign our operations to focus solely on the Native American gaming industry.

During the six months ended December 31, 2001, cost of services decreased 45% to $2,288,000 from $4,125,000 and general operating and administrative expenses decreased 63% to $1,673,000 from $4,511,000 during the same period last year. Amortization of intangible assets and stock-based compensation decreased 98% to $20,000 from $743,000. Other net losses during the six months ended December 31, 2001 were $118,000, primarily as a result of a loss recorded to fully reduce the carrying value of our investment in Watchnet, Inc. and fixed asset disposals.

Additionally, we incurred $154,000 in restructuring expenses during the six months ended December 31, 2001, in connection with the ongoing restructuring and cost reduction plan.